GALLAGHER, BRIODY & BUTLER
                           COUNSELLORS AT LAW

                       PRINCETON FORRESTAL VILLAGE
                          155 VILLAGE BOULEVARD
                                2ND FLOOR
THOMAS P. GALLAGHER    PRINCETON, NEW JERSEY 08540            NEW YORK OFFICE
KEVIN M. BRIODY+                _________                     300 PARK AVENUE
JOHN K. BUTLERO                                                 17TH FLOOR
BARBARA J. COMLY*+           (609) 452-6000                 NEW YORK, NY 10022
MARTIN J. CONROY           FAX: (609) 452-0090                 212-938-0831
DEBORAH L. CARROLL#                                          FAX: 212-938-0917
JONATHAN M. GRISCHUK*
HERBERT P. MOORE, JR.*                                     * ALSO ADMITTED IN NY
                                                           + ALSO ADMITTED IN PA
                                                           o ALSO ADMITTED IN DC
                                                           # ADMITTED IN NY, DC
                                                                   AND CT ONLY


                                                              October 22, 2008

VIA FACSIMILE (202) 772-9369

Ms. Joanna Lam
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

         RE:      GULF COAST OIL & GAS, INC.
                  FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007 FILE NO. 000-32747

Dear Ms. Lam:

         As discussed with you and Karl Hiller on October 21, 2008, on behalf of Gulf Coast Oil & Gas, Inc. (the "Company") attached please find a blacklined version of selected pages from the Company's Form 10-KSB/A for the Year Ended December 31, 2007 showing the Company's proposed revisions to its report in response to our conversations. Please advise whether these changes would address the Commission's comments. If so, the Company will go ahead and file via EDGAR an amended Form 10-KSB for the Year Ended December 31, 2007 with these changes incorporated.

         Please do not hesitate to contact me at (609) 452-6000.

                                                     Very truly yours,

                                                     /s/ Herbert P. Moore, Jr.
                                                     -------------------------
                                                     Herbert P. Moore, Jr.

CC:      Rahim Rayani, President & CEO (via email)

                                EXPLANATORY NOTE


Gulf Coast Oil & Gas, Inc. ("we" or the "Company") is filing this Amendment No. 2 to its annual report on Form 10-KSB for the year ended December 31, 2007 to amend our disclosure in Item 8A Controls and Procedures. As required by Rule 13a-15 or 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), our Chief Executive Officer/Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) or 15d-15(e) under the Exchange Act as of the end of the period covered by this report. Based on the foregoing evaluation, we initially concluded that our disclosure controls and procedures were effective. However, after reviewing a comment letter from the SEC dated July 21, 2008 and subsequent discussions with the SEC Division of Corporation Finance staff, we realized that we failed to disclose management's assessment of internal control over financial reporting in our annual report on Form 10-KSB for the year ended December 31, 2007 filed with the SEC on April 15, 2008. Therefore, we subsequently amended our annual report on Form 10-KSB for the year ended December 31, 2007 to enhance our disclosure regarding disclosure controls and procedures and to include disclosure about management's assessment of internal control over financial reporting. Due to this earlier omission, we now conclude that our disclosure controls and procedures were not effective as of December 31, 2007.



                                     PART I

This report on Form 10-KSB/A-2 contains "forward-looking statements". These statements involve important known and unknown risks, uncertainties and other factors and can be identified by phrases using "estimate," "anticipate," "believe," "project," "expect," "intend," "predict," "potential," "future," "may," "should" and similar expressions or words. Our future results, performance or achievements may differ materially from the results, performance or achievements discussed in the forward-looking statements. There are numerous factors that could cause actual results to differ materially from the results discussed in forward-looking statements, including changes in existing laws or the introduction of new laws, regulations or policies (including environmental regulations) that could increase the cost of oil and gas exploration and extraction, fluctuations in the market price of oil and gas, advances in technology that may reduce dependence on oil and gas as a source of energy, and other risk factors detailed in this report and in our other SEC filings. This list provides examples of factors that could affect the results described by forward-looking statements contained in this Form 10-KSB/A-2. However, this list is not intended to be exhaustive; many other factors could impact our business and it is impossible to predict with any accuracy which factors could result in which negative impacts. Although we believe that the forward-looking statements contained in this Form 10-KSB/A-2 are reasonable, we cannot provide you with any guarantee that the anticipated results will be achieved. All forward-looking statements in this Form 10-KSB/A-2 are expressly qualified in their entirety by the cautionary statements contained in this section and you are cautioned not to place undue reliance on the forward-looking statements contained in this Form 10-KSB/A-2. In addition to the risks listed above, other risks may arise in the future, and we disclaim any obligation to update information contained in any forward-looking statement.

ITEM 1. DESCRIPTION OF BUSINESS

OVERVIEW

We are an exploration stage company engaged in the oil and gas exploration business in the continental United States. We expect that the majority of our initial projects will have a comparatively lower risk profile in order to increase our chances of obtaining positive cash flow in the near term. However, we may also seek to acquire interests in riskier projects that have the potential of developing into major oil or gas fields, and will consider acquiring an interest

OUR COMMON STOCK MAY BE AFFECTED BY LIMITED TRADING VOLUME AND MAY FLUCTUATE SIGNIFICANTLY.

    There has been a limited public market for our common stock and there can be no assurance that an active trading market for our common stock will develop. An absence of an active trading market could adversely affect our shareholders' ability to sell our common stock in short time periods, or possibly at all. Our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations that could adversely affect the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially.

OUR COMMON STOCK IS DEEMED TO BE "PENNY STOCK", WHICH MAY MAKE IT MORE DIFFICULT FOR INVESTORS TO SELL THEIR SHARES DUE TO SUITABILITY REQUIREMENTS.

     Our common stock is deemed to be "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline. Penny stocks are stock:

     o    with a price of less than $5.00 per share;

     o    that are not traded on a "recognized" national exchange;

     o whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still have a price of not less than $5.00 per share); or

     o in issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

     Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor.

ITEM 7. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our financial statements and supplementary data are attached hereto commencing with Page F-1.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 8A. CONTROLS AND PROCEDURES

DISCUSSION OF CONTROLS AND PROCEDURES


As required by Rule 13a-15 or 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), our Chief Executive Officer/Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) or 15d-15(e) under the Exchange Act as of the end of the period covered by this report. Based on the foregoing evaluation, we initially concluded that our disclosure controls and procedures are effective. However, after reviewing a comment letter from the SEC dated July 21, 2008 and subsequent discussions with the SEC Division of Corporation Finance staff, we realized that we failed to disclose management's assessment of internal control over financial reporting in our annual report on Form 10-KSB for the year ended December 31, 2007 filed with the SEC on April 15, 2008. Therefore, we subsequently amended our annual report on Form 10-KSB for the year ended December 31, 2007 to enhance our disclosure regarding disclosure controls and procedures and to include disclosure about management's assessment of internal control over financial reporting. Due to this earlier omission, we now conclude that our disclosure controls and procedures were not effective as of December 31, 2007.


Our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will necessarily prevent all fraud and material error. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving our objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the internal control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the (i) effectiveness and efficiency of operations, (ii) reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and (iii) compliance with applicable laws and regulations.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.


 Management conducted an assessment of the effectiveness of the small business issuer's internal control over financial reporting as of December 31, 2007 based upon criteria set forth in the Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2007. We have not identified any current material weaknesses considering the nature and extent of our current operations and any risks or errors in financial reporting under current operations.


This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits us to provide only management's report in this annual report.